# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

June 9, 2026

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In the Matter of

**Yizhihui Technology Elderly Care Group Co., Ltd**
**R.489 5 BRAYFORD SQUARE**
**LONDON ENGLAND UNITED**
**KINGDOM**
**E1 0SG**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-283526

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Yizhihui Technology Elderly Care Group Co., Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Yizhihui Technology Elderly Care Group Co., Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 9, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Loan Lauren Nguyen
Office Chief